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SI 17009865

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR - 1 2017

Washington DC 414

SEC FILE NUMBER

8-68330

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORE FINANCIAL, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 E. STATE STREET, SUITE 1800

(No. and Street)

COLUMBUS	OHIO	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY COOPERSMITH 614.485.2500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP

(Name – *if individual, state last, first, middle name*)

600 SUPERIOR ST. STE. 902	CLEVELAND	OH	44114-2619
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, BENJAMIN HORN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORE FINANCIAL, LLC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PARTNER

Title

Notary Public

BROOKE M. TUCKER
NOTARY PUBLIC, STATE OF OHIO
My Commission Expires 2/9/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORE FINANCIAL, LLC
A wholly-owned subsidiary of Core Real Estate Capital, LLC

FINANCIAL STATEMENTS
December 31, 2016

CORE FINANCIAL, LLC
Columbus, Ohio

FINANCIAL STATEMENTS
December 31, 2016

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Core Financial, LLC
Columbus, Ohio

We have audited the accompanying statement of financial condition of Core Financial, LLC (the "Company") as of December 31, 2016, and the related statements of operations and changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Core Financial, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information: (1) Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934; and (2) Statement Regarding Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio
February 27, 2017

CORE FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

Assets		
Cash	$	71,955
Other assets:		
Prepaid expenses		11,541
CRD fund deposit		2,685
Total other assets		14,226
Total assets	$	86,181
Liabilities and Member's Equity		
Accounts payable	$	22,993
Accrued expenses		14,500
Total liabilities		37,493
Member's equity		48,688
Total liabilities and member's equity	$	86,181

See accompanying notes to financial statements.

CORE FINANCIAL, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2016

Revenue	$ 691,200
Expenses	
Compensation, rent, insurance and other expenses paid to a related party	580,800
Consulting fees	35,060
Professional fees	102,366
FINRA licenses and fees	13,015
Other expenses	1,071
Total expenses	732,312
Net loss	(41,112)
Member's equity – beginning of the year	89,800
Member's equity – end of the year	$ 48,688

See accompanying notes to financial statements.

CORE FINANCIAL, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

Cash flows from operating activities	
Net loss	$ (41,112)
Adjustments to reconcile net loss to net cash from operating activities:	
Increase in other assets	(1,508)
Decrease in liabilities	(1,747)
Net cash from operating activities	(44,367)
Cash – beginning of year	116,322
Cash – end of year	$ 71,955

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND OPERATIONS

Core Financial LLC (the Company) was established in May 2009. The Company was approved by the Financial Industry Regulatory Authority (FINRA) in June 2010 to conduct securities transactions. In November 2011, the shareholders of Core Financial, LLC transferred their ownership to Core Capital Partners, LLC (Partners) (formerly known as Core Real Estate Capital LLC) and the Company became a wholly-owned subsidiary.

The Company is a limited broker-dealer whose only business is to act as placement agent for real estate investment syndications mandated by an affiliate. The Company is required to meet the rules and regulations of the Securities and Exchange Commission (SEC) and the Divisions of Securities in the states the Company is registered. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted (GAAP) in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition: The Company recognizes revenue from the contingent private offerings it places at the time the contingency is met. Revenue recorded is based on mutually agreed-upon financing fees within private placement memorandums of the syndications.

Income Taxes: The Company is a limited liability company and does not pay federal or state income taxes on its income. Accordingly, no provision or credit for federal or state income taxes is recorded in the financial statements.

The Company annually evaluates tax positions in accordance with the Income Taxes Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The standard prescribes recognition thresholds and measurement attributes for the financial statement recognition and measurement of tax position taken or expected to be taken in the tax return. This standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition accounting. The Company remains subject to examination by taxing authorities in jurisdictions where the Company has filed returns for years after 2013. As of December 31, 2016, management believes that no uncertain tax positions exist based on its most recent annual reviews.

Statements of Cash Flows: For purposes of reporting cash flows, cash includes demand deposits held by banks.

New Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 revises GAAP by offering a single comprehensive revenue recognition standard. On July 9, 2015, the FASB announced it would defer the effective date by one year to December 15, 2017 for annual reporting periods beginning after that date. The FASB also decided to permit early adoption of the standard, but not before the original effective date of December 15, 2016. We are currently evaluating the method of adopting and the impact, if any, the adoption of this standard will have on the Company's financial statements.

NOTE 3 – CASH

The Company maintains its cash in one account, which, at times, may exceed federally insured limits. At December 31, 2016, the cash balance was $71,955.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2016, the Company had net capital of $34,462, which was $29,462 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 108.80%.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with Partners. For the year ended December 31, 2016, the expense sharing agreement required payment of $48,400 per month to pay for overhead and administrative costs. The total of expense sharing payments made during 2016 was $580,800. The following table provides a summary of the Company's expense sharing payments.

Payroll	$ 467,500
Office Rent	42,350
Office Overhead	35,955
Insurance	34,995
Total Expense Sharing	$ 580,800

There were no related party payables outstanding at December 31, 2016.

NOTE 6 – SUBSEQUENT EVENT

Pursuant to requirements of SEC Uniform Net Capital Rule (Rule 15c3-1), Core Capital Partners, LLC provided a $175,000 capital contribution to the Company on January 20, 2017.

SUPPLEMENTAL INFORMATION

CORE FINANCIAL, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2016

Computation of Net Capital

Member's equity	$ 48,688
Non-allowable assets:	
Other assets	$ 14,226
Net capital	$ 34,462
Total aggregate indebtedness	$ 37,493
Computation of basic net capital requirement (greater of $5,000 and 6 2/3% of aggregate indebtedness)	$ 5,000
Excess net capital	$ 29,462
Percentage of aggregate indebtedness to net capital	108.80%

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation detailed above and the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5A filing as of December 31, 2016.

CORE FINANCIAL, LLC

STATEMENT REGARDING POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2016

The Company's business is to act as a placement agent for real estate investment syndications. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) as there are "Special Accounts for the Exclusive Benefit of Customers" established and maintained. Therefore, computations of reserve requirements and information related to possession and control are not applicable.

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Core Financial, LLC
Columbus, Ohio

We have reviewed management's statements, included in the accompanying Core Financial, LLC Exemption Report, in which (1) Core Financial, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Core Financial, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Core Financial, LLC stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception. Core Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Core Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio
February 27, 2017

CORE
REAL ESTATE CAPITAL

CORE FINANCIAL LLC EXEMPTION REPORT

Core Financial LLC is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17C.F.R. 240.17a-5 (d)(1) and (4).

To the best of my knowledge and belief:

(1) Core Financial LLC claimed an exemption from 240.15c3-3 under paragraph (k)(2)(i) of the rule during the period January 1, 2016 through December 31, 2016.

(2) Core Financial LLC met the identified exemption provisions under 240.15c3-3(k)(2)(i) during the period January 1, 2016 through December 31, 2016 without exception.

<u>Core Financial LLC Exemption Report</u>

I, Jeffrey Coopersmith, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Title: Chief Compliance Officer

Date of Report: February 27, 2017

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Core Financial, LLC
Columbus, Ohio

In planning and performing our audit of the financial statements of Core Financial, LLC ("Company") as of and for the year ended December 31, 2016, in accordance with the standards established by the Public Company Accounting Oversight Board, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, we did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

This report is intended solely for the information and use of the Principals, Management and others within the organization and regulatory agencies, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio
February 27, 2017